Creating Shareholder Value at Outerwall

February 18, 2016



Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN A FUND OR INVESTMENT VEHICLE MANAGED BY ENGAGED CAPITAL, LLC ("ENGAGED CAPITAL") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ENGAGED CAPITAL, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO OUTERWALL INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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Agenda

❖ **Introduction to Engaged Capital**

❖ History of Poor Performance

❖ A Broken Capital Allocation Strategy

❖ Value Creation Opportunity

❖ Recommendations

❖ Appendix

Introduction to Engaged Capital

Strategy

▸ Private equity style investing in public equities

▸ Target high quality assets trading at a discount

▸ Focused on the small-mid cap space ($500M - $8B market cap)

▸ Highly concentrated, conviction indexed portfolio of 10 – 15 positions

▸ Typically own 1% to 15% of portfolio companies, <u>no control positions</u>

▸ Bring an owner's perspective to management and the board

▸ Long term investors (typical time horizon 2 – 5 years)

Team & Experience

▸ Investment team previously worked together at Relational Investors, a $6B activist equity fund

▸ 40+ years experience catalyzing changes that drive value in public markets

▸ Consulting, investment banking, private equity and asset management backgrounds

▸ Utilize extensive network and deep research

Areas of Expertise

Capital Allocation
- ▶ Driving return-on-invested-capital focus
- ▶ Benchmarking risk-adjusted alternatives

Balance Sheet
- ▶ Optimizing the capital structure
- ▶ Monetizing non-core assets

Corporate Governance
- ▶ Instilling best practices
- ▶ Aligning compensation with shareholders

Operations
- ▶ Identifying key drivers of shareholder value
- ▶ Improving cost structure and asset efficiency

Communications
- ▶ Expanding disclosure and transparency
- ▶ Broadening investor base/research coverage

Why We Invested in Outerwall

➢ In addition to our current holding, Outerwall Inc. ("OUTR" or the "Company") was previously an Engaged Capital investment in 2013

- We conducted significant due diligence of the Company's operations and developed a low-risk, high-return, plan to create shareholder value

➢ We believe the market exaggerates the severity of Redbox's future decline and assigns an excessive discount to OUTR's **significant cash flows**

➢ Poor corporate governance, strategy, and capital allocation have led to today's impaired valuation – all of which we believe are **readily fixable** in a short period of time

➢ **The business is not broken** – the valuation of the business is broken and fixing the stock's valuation is entirely in the hands of the Board and management

➢ Upside is material and can be achieved quickly

Agenda

❖ Introduction to Engaged Capital

❖ **History of Poor Performance**

❖ A Broken Capital Allocation Strategy

❖ Value Creation Opportunity

❖ Recommendations

❖ Appendix

OUTR Has Materially Underperformed the Market and Peers Over <u>ALL</u> Time Periods

	1 yr	2yr	3 yr	5yr	7yr	10yr
<u>Absolute Returns</u>						
OUTR	**(55%)**	**(57%)**	**(42%)**	**(29%)**	**11%**	**22%**
S&P 600	(12%)	(3%)	23%	49%	184%	83%
S&P 600 Consumer Discretionary	(17%)	(4%)	24%	60%	284%	49%
Proxy Peer Group	(10%)	(6%)	35%	27%	275%	428%
<u>OUTR Relative Returns vs.</u>						
S&P 600	**(43%)**	**(54%)**	**(66%)**	**(78%)**	**(173%)**	**(62%)**
S&P 600 Consumer Discretionary	**(38%)**	**(53%)**	**(67%)**	**(89%)**	**(272%)**	**(28%)**
Proxy Peer Group	**(45%)**	**(51%)**	**(77%)**	**(56%)**	**(263%)**	**(406%)**

Despite the attractive cash flow characteristics of OUTR's core Redbox and Coinstar operations, shareholders have <u>NOTHING</u> to show for their investment

Source: Factset, public filings

OUTR Attempted to Create Shareholder Value By Investing in Growth Initiatives

New Venture	Description	Current Status
Chirp	Discount luxury products	Discontinued
Gizmo	Refurbished electronics products	Discontinued
Crispmarket	Fresh food	Discontinued
Rubi	Coffee	Discontinued
Sample It	Beauty products	Discontinued
Orango	Value electronics	Discontinued
Star Studio	Photo booth	Discontinued
RedBox Instant	Streaming DVD rental	Discontinued
RedBox Canada	Geographic expansion	Discontinued
SoloHealth	Basic health risk assessments	Investment
ecoATM	Purchase used electronic devices	Underperforming
Gazelle	Online purchase of used electronic devices	Recent purchase

Following the acquisition of Redbox, every additional growth strategy has been a failure

More Recently OUTR Has Made Numerous Changes in an Attempt to Improve Its Valuation

➢ Increased leverage

➢ Sizable repurchase via Dutch auction process

➢ Implemented regular dividend (~$20 million per year)

➢ Publicly committed to returning 75%-100% of FCF to shareholders

➢ Invested aggressively in acquired growth platform ecoATM

➢ Discontinued underperforming growth initiatives

➢ Reduced costs

➢ Changed CEO as well as segment leadership

However, Despite These Changes, Underperformance Continues Unabated



Indexed Total Return

— OUTR — S&P 600 — Peers

Source: Factset, public filings

OUTR's Valuation Remains Among the Lowest of All Public Companies…

Valuation Metric	OUTR	Universe Median	% Discount vs Universe	Rank/Total	Percentile
P/E Multiple	5.5x	16.0x	(66%)	#8 of 994	0.8%
EV/EBITDA Multiple	3.3x	8.5x	(62%)	#21 of 1,006	2.1%
FCF Yield %	34.6%	6.1%	(82%)	#6 of 901	0.7%
Short Interest %	52.6%	4.5%	(92%)	#2 of 1,032	0.2%

Includes all members of S&P 500, 400, and 600 excluding Energy, Financials, Telecom, and Utilities sectors. Source: FactSet consensus estimates based on 2016 projections.

…And Close to All-Time Company Lows









Source: Factset

OUTR Is Currently Trading At Levels Not Seen Since Early 2010



OUTR Trading History

	Feb 2010	2015A	Difference vs Feb. 2010	
			$ millions	%
Total Revenue	$1,033	$2,193	$1,161	112%
Redbox	$102	$398	$297	292%
Coin	$103	$122	$20	19%
Total EBITDA	$204	$485	$282	138%
Free Cash Flow	($25)	$248	$273	1111%
# Shares	31.1	16.6	($14)	(47%)

Feb 2010 data is trailing twelve months. Source: FactSet, public filings

Agenda

❖ Introduction to Engaged Capital

❖ History of Poor Performance

❖ **A Broken Capital Allocation Strategy**

❖ Value Creation Opportunity

❖ Recommendations

❖ Appendix

Current Valuation Is Not Representative of Fair Value

- The current price implies a severe discount to the "fair value" of OUTR's robust cash flows

  - Abnormally poor Redbox performance is extrapolated by the market as a sign that "Redbox is dying" – the latest Redbox guidance serves to fan these concerns

- History has proven it is difficult for OUTR to get a "fair" valuation in the public markets

  - Investors lack confidence that (a) free cash flows are sustainable or (b) free cash flows will be used to their benefit (or a combination of both)

- The poor valuation reflects investor concerns that management and the Board will waste OUTR's substantial (but declining) free cash flows on risky growth initiatives

  - We believe this concern is exacerbated by the history of numerous failed strategic investments designed to diversify and grow the business

  - Current return of capital via share repurchases and a modest dividend could be suspended at any time to acquire or invest in a new business venture

OUTR's Stock Embeds A "Capital Allocation Discount" Due to the Board's History of Backing Failed Growth Ventures



Losses from Growth Ventures: 2012-2015

Over the past four years OUTR has spent <u>$663 million</u> on failed growth ventures...over <u>130%</u> of OUTR's current market value!

Includes EBITDA losses, capital expenditures, acquisition costs, and equity investments. Source: public filings

OUTR's Use of Free Cash Flow To Repurchase Shares Has Destroyed Shareholder Value



Avg. Repurchase Price: $63

More than $1 billion in shareholder capital has been spent on repurchases over the past four years ($63 avg. price) generating a (52%) loss

Source: Factset, public filings

Shareholders Have Lost Nearly $1.2B Under the Board's Capital Allocation Strategy…



Total Wasted Capital 2012-2015

- Growth Investments: ($663)
- Repurchase Losses: ($538)
- Total Capital Wasted: ($1,201)

Cumulative Losses ($ million)

…but the Board has not shared in this pain as directors only own around 60k shares of OUTR stock

Source: public filings

OUTR's Repurchase Program Is Not A Credible Signal That Shares Are "Cheap"



Preannounced poor 4Q results

2.2% of company repurchased @ $64

1.7% of company repurchased @ $41

Extremely weak 2016 guidance

Current price: $30.29

In the fourth quarter, management repurchased ~4% of the company at $54 immediately ahead of a pre-announcement and disappointing 2016 guidance

Source: Factset, public filings

The Current Capital Allocation Strategy Is Not Working…But Why?

➤ Share repurchases **DO NOT** create value in and of themselves

  ▪ Share repurchases only transfer cash for shares - at the time of the transaction both are equal in value

➤ Share repurchases do reduce the share count such that **IF** a company's value increases, there are fewer holders by which to divide the cash (or value of the expected cash) and thus value was created by buying those shares at a discount to the future market value

➤ What creates value is not the share repurchase program itself but investors ascribing different expectations for the company's cash flows than they did before - if the company's value never goes up, the share repurchase has no impact and could, in fact, waste significant capital

➤ Given OUTR's history (illustrated by the 4% buyback in 4Q15), a repurchase program is no longer a credible signal that the Board believes shares are cheap

➤ Because public investors will **ALWAYS** be concerned that Redbox could deteriorate faster, and/or that management will waste the Redbox cash flows, it is unlikely they will ever ascribe a higher valuation (multiple) to this business

We have a structural solution that will force investors to value the business differently

Agenda

❖ Introduction to Engaged Capital

❖ History of Poor Performance

❖ A Broken Capital Allocation Strategy

❖ **Value Creation Opportunity**

❖ Recommendations

❖ Appendix

There is an Alternative Path to Stabilizing OUTR's Stock Price and Improving Valuation

➢ The Board and management must commit to operating OUTR as a private owner would:

    1) Manage both Redbox and Coinstar for cash flow by aggressively cutting costs

    2) Shut down or sell ecoATM

    3) Discontinue the current share repurchase program (and retire all treasury shares)

    4) Limit the potential uses of free cash flow to (a) paying a **large dividend** and (b) reducing debt

➢ This new capital allocation strategy must include a commitment to no longer pursue any alternative growth strategies (internally or externally)

➢ In addition, the Board <u>MUST</u> publicly announce a parallel process to explore strategic alternatives for the entire business

    ▪ We have been contacted by numerous private buyers and financial sponsors who are interested in potentially acquiring the Company

    ▪ Businesses in secular decline, like OUTR, fit much better in a private context where variations in performance are not subject to the quarterly scrutiny of Wall Street analysts and investors

We believe the above strategy, clearly articulated to shareholders and properly executed, would create SIGNIFICANT shareholder value in a very short period of time

OUTR Can Pay A Substantial Annual Dividend

OUTR has already committed "to return 75% to 100% of free cash flow to investors"

Dividend Size ($mil)	Implied Yield	
$100	20%	
$125	25%	EC Minimum Recommendation
$150	30%	
$175	35%	
$200	40%	

75%-100% of Free Cash Flow

Once the Company has committed to returning the majority of its free cash flow in dividends every year, the stock's valuation should correct quickly

A Sizable Dividend Announcement Should Result In a Quick Re-Rating of the Stock

OUTR Stock Price					
	Annual Dividend				
	$100	**$125**	**$150**	**$175**	**$200**
15.0%	$40	$50	$60	$70	$80
12.5%	$48	$60	$72	$84	$96
Dividend 10.0%	$60	$75	$90	$105	$120
Yield 7.5%	$80	$100	$120	$140	$161
5.0%	$120	$150	$181	$211	$241
2.5%	$241	$301	$361	$421	$482

% Upside					
	Annual Dividend				
	$100	**$125**	**$150**	**$175**	**$200**
15.0%	32%	66%	99%	132%	165%
12.5%	59%	99%	138%	178%	218%
Dividend 10.0%	99%	148%	198%	248%	297%
Yield 7.5%	165%	231%	297%	364%	430%
5.0%	297%	397%	496%	595%	695%
2.5%	695%	894%	1092%	1291%	1490%

Stock price projections based on annual dividend size and hypothetical dividend yields per table. Source: Factset, public filings

Even at Market Extreme Yields, Instituting a Large Dividend Creates Significant Value



Dividend Yields For S&P Members With >2.0% Yield

OUTR @ 15% yield: **$50**

OUTR @ 12.5% yield: **$60**

OUTR @ 10% yield: **$75**

OUTR @ 7.5% yield: **$100**

OUTR @ 5% yield: **$150**

Includes all members of S&P 500, 400, and 600 with >2.0% dividend yield. Excludes Financials and Energy sector due to REITs and MLPs. Assumes OUTR annual dividend of $125M.

The Board Lacks A Good Reason to Oppose Engaged Capital's Strategy for OUTR

POTENTIAL PUSHBACK	OUR RESPONSE
A share repurchase program provides more capital allocation flexibility whereas a large dividend is seen as more permanent	• OUTR's businesses require only maintenance capital • Efforts to diversify the business have all failed as well as all internally developed concepts • Shareholders will welcome a more permanent structure to ensure the return of capital
Given the stresses on the business, management needs cash to reinvest in the business (organically or through M&A) to drive future growth	• **The Board has already committed to returning 75-100% of free cash flow to shareholders** • Free cash flow is after maintenance capex so core business will continue to operate competitively • M&A would represent a "4th leg" which shareholders would not accept (especially as ecoATM struggles)
With an undervalued stock, a share repurchase offers a better return for shareholders versus simple paying out the cash	• Share repurchases do **NOT** create value in and of themselves • Share repurchases ONLY create value when the asset increases in price because investors ascribe a different value to the company • History has proven investors are unlikely to ascribe a sustainably higher value to the business because of their concern Redbox goes away quicker than others expect
If cash flows decline, the dividend may have to be cut at some point in the future and investors will view that negatively	• If the Board is really concerned about cash flows declining in the near future, why execute the repurchase program? • A dividend of 75-80% of FCF would provide sizable dividends to shareholders for many years under almost any scenario • **The Board has already committed to returning 75-100% of free cash flow to shareholders**

Engaged Capital's Strategy
Has Numerous Benefits

➢ The establishment of a large dividend:

- Signals the Board's commitment to maximizing OUTR's free cash flows

- Unlike share repurchases, represents a commitment to return the majority of OUTR's free cash flow to shareholders **EVERY YEAR**

- Makes the stock very difficult to short (~50% of shares are currently short)

- Attracts new investors given the low interest rate environment

- Should significantly reduce volatility in the stock price

➢ Setting a near-term timeline on ecoATM and committing to no new business ventures removes the risk that more shareholder capital will be wasted

- Management should explore options to sell the ecoATM assets which would generate a tax asset and capital for debt reduction

➢ We believe running a parallel process to explore strategic alternatives is an absolute necessity

- The Board must be open to the prospect of selling the Company to a private buyer

- At the appropriate price, this outcome likely carries the highest risk-adjusted return

Agenda

❖ Introduction to Engaged Capital

❖ History of Poor Performance

❖ A Broken Capital Allocation Strategy

❖ Value Creation Opportunity

❖ **Recommendations**

❖ Appendix

Next Steps

➤ Immediately halt all share repurchase activity and instead commit to a **large dividend** (minimum of $125 million annually) combined with debt reduction

- ▪ <u>100% of free cash flow</u> used for dividends and debt reduction
- ▪ Use revolving credit facility to finance early extinguishment of notes

➤ Aggressively reduce costs from current levels

- ▪ $190 million in G&A expenses (8.7% of sales) is too high for a business that will continue to shrink in size
- ▪ Absolutely **NO** capital or operating expenses committed to growth projects
- ▪ Explore sale of ecoATM to raise capital and realize tax benefits as this business is unlikely to be a winner even if some level of near-term profitability is achieved

➤ Engage a new financial advisor with **NO** ties to the Board and publicly announce a sale process to take OUTR private

Agenda

❖ Introduction to Engaged Capital

❖ History of Poor Performance

❖ A Broken Capital Allocation Strategy

❖ Value Creation Opportunity

❖ Recommendations

❖ **Appendix**

Management's Expectation of ecoATM Profitability is Meaningless Given the Long History of Similar Failed Promises

Event	Commentary	Expected Break-Even
J.P. Morgan Conference 5/20/2014	"The business, as we scale it out, ***should move into EBITDA positive as we get into the end of the year*** and, again, move into the positive for the full year in 2015."	End of 2014
Q2 2014 Earnings 7/31/2014	"As the ecoATM business ramps, we expect segment revenue and operating income to continue to grow and ***turn profitable in early 2015***"	Early 2015
Q3 2014 Earnings 10/30/2014	"We expect [New Ventures] segment revenue and operating income to continue to grow and ***become profitable sometime in the first half of 2015***."	First half 2015
Q4 2014 Earnings 2/5/2015	"Our focus remains on moving [New Ventures] to breakeven segment operating income in the ***first half of the year***."	First half 2015
Piper Jaffray Conference 3/10/2015	"In terms of profitability, one of these we've talked about is moving to segment income ***profitability in 2015***. So we're very focused on that getting there the ***next couple of quarters***"	Mid/Late 2015
Q1 2015 Earnings 5/7/2015	"In terms of the breakeven, we actually thought it would be the first half of this year…we're moving towards breakeven just it ***won't be in the first half this year***."	Late 2015
Q4 2015 Earnings 2/4/2016	"Our objective this year is to get ecoATM/Gazelle ***profitable in 2016***"	2016

Even if ecoATM finally achieves its long overdue target of reaching profitability, it will likely remain an unattractive, low return business

Source: Company transcripts